Exhibit 12

NAVISTAR FINANCIAL CORPORATION AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

MILLIONS OF DOLLARS
(unaudited)

	For the Years Ended October 31,
	2008	2007	2006	2005	2004

Earnings
Income before taxes	$46.8	$105.4	$127.2	$123.4	$113.7
Fixed charges	87.2	238.0	194.6	133.3	98.9
Earnings before fixed charges	$134.0	$343.4	$321.8	$256.7	$212.6

Fixed charges
Interest expense	87.2	238.0	194.6	133.3	98.9
Total fixed charges	$87.2	$238.0	$194.6	$133.3	$98.9

Ratio of earnings to fixed charges	1.54	1.44	1.65	1.93	2.15

For the purpose of our ratio in 2008, income before taxes consists of the sum of (a) pre-tax income, excluding the results of Navistar Financial Retail Receivables Corporation and (b) capital contributions received. Fixed charges consist of consolidated interest expense of Navistar Financial Corporation and its consolidated subsidiaries, excluding interest expense of Navistar Financial Retail Receivables Corporation.

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